Exhibit 99.1

ASML Announces Transactions Under Its Current Share Buyback Program

VELDHOVEN, the Netherlands – ASML Holding N.V. (ASML) reports the following transactions, conducted under ASML's current share buyback program.

Date	Total repurchased shares	Weighted average price	Total repurchased value
4-Jul-16	25,000	87.55	2,188,745.00
5-Jul-16	40,100	86.24	3,458,172.15
6-Jul-16	16,500	84.22	1,389,666.19
7-Jul-16	22,708	85.06	1,931,538.10
8-Jul-16	-		-

ASML’s current share buyback program was announced on 20 January 2016, and details are available on our website at https://www.asml.com/investors/share-buyback/en/s25436

This regular update of the transactions conducted under the buyback program is to be made public under the Market Abuse Regulation (Nr. 596/2014).